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EXHIBIT 4.F2

FIRST AMENDMENT TO

LOAN PURCHASE AND SERVICING AGREEMENT

DATED AS OF MAY 13, 1994


          This FIRST AMENDMENT TO LOAN PURCHASE AND SERVICING AGREEMENT DATED AS OF MAY 13, 1994 (the "First Amendment") is entered into as of this 15th day of July, 1994 by and between United Resources, Inc., as Seller and Servicer ("United Resources"), United Grocers, Inc., as Guarantor (the "Guarantor") and National Consumer Cooperative Bank, as Buyer (the "Buyer").

          WHEREAS, United Resources, the Guarantor and the Buyer entered into a certain Loan Purchase and Servicing Agreement dated as of May 13, 1994 (the "Agreement") which provides for United Resources to sell and Buyer to purchase Loans satisfying the terms and conditions of the Agreement; and

          WHEREAS, the parties to the Agreement desire to amend the Agreement to also allow the purchase of participation interests in Loans;

          NOW, THEREFORE, for full and fair consideration, the parties hereto agree as follows:

          1.  Amendments.  The following definitions in Section 1.01 of
Article I are hereby amended to read as follows:

          A. "Loan" shall mean each loan originated by Seller in the ordinary course of its business and transferred (in its entirety or through a participation interest therein) to the Buyer pursuant to this Agreement, together with the rights and obligations of a holder thereof, payments thereon and proceeds therefrom, the Loans subject to this Agreement being identified on the Loan Schedule. "Loan" shall also include any Renewal Loan accepted by the Buyer under this Agreement.

          B. "Loan Schedule" shall mean, the schedule of Loans attached hereto as Schedule I, such schedule identifying each Loan by the name and address of the Obligor and setting forth as to each Loan the following information: (i) the Principal Balance as of the close of business on the applicable Closing Date, (ii) if a participation interest in such Loan is being purchased hereunder, the percentage participation interest being purchased, (iii) the account number on Seller's records, (iv) the original principal amount of the Loan, (v) the date the Loan was made and original number of months to maturity and original amortization period, in months, (vi) the Loan Interest Rate as of the applicable Cut-Off Date and whether fixed or variable, (vii) when the first Monthly Payment was due, (viii) the Monthly Payment as of the applicable Cut-Off Date, (ix) the remaining number of months in the amortization period as of the applicable Cut-Off Date, (x) if the Loan has a variable Loan Interest Rate, the margin which is added to the Prime Rate to determine the Loan Interest Rate, and the maximum and minimum Loan Interest Rates, if applicable, (xi) whether such Loan is a Preferred Loan, Standard Loan or Full Recourse Loan, (xii) the Aggregate Exposure which relates to such Loan, (xiii) with respect to the related Obligor Group, the Cash Flow Ratio and the Collateral Coverage Ratio as of the applicable Cut-Off Date. The Loan Schedule shall be supplemented on the date of each Incremental Purchase to include the Loans purchased on such date and shall be amended to reflect in the pool of Loans sold hereunder including Renewal Loans and Purchased Loans.

          C. "Principal Balance" shall mean, with respect to any Loan, at any date of determination, (i) the principal balance of the Loan (or if a participation interest in such Loan is being purchased hereunder, the product of (a) the percentage participation interest specified with respect to such Loan in the Loan Schedule times (b) the principal balance of the Loan) outstanding as of the applicable Cut-Off Date, after application of the principal payments received on or before such date, minus (ii) the sum of (a) the principal portion of the Monthly Payments received during each Due Period ending prior to the most recent Payment Date, which were distributed pursuant to Section 5.07 on any previous Payment Date, and (b) all Principal Prepayments, Payaheads, Insurance Proceeds, Net Liquidation Proceeds, Guaranty Payments and Repurchase Proceeds to the extent applied by the Servicer as recoveries of principal in accordance with the provisions hereof, which were distributed pursuant to Section 5.07 on any previous Payment Date.

          2. Capitalized Terms. Capitalized Terms used in this First Amendment and not otherwise defined shall have the meanings given them in the Agreement.

          3. Ratification. Except as specifically amended hereby, all of the terms and conditions of the Agreement shall remain in full force and effect. All references to the Agreement in any other document or instrument shall be deemed to mean such Agreement as amended by this First Amendment. This First Amendment shall not constitute a novation of the Agreement, but shall constitute an amendment thereof. The parties hereto agree to be bound by the terms and obligations of the Agreement, as amended by this First Amendment, as though the terms and obligations of the Agreement were set forth herein.

          4. Effectiveness. The amendments provided for by this First Amendment shall become effective when duly executed by each of the parties hereto.

          5. Counterparts. This First Amendment may be executed in any number of counterparts and by separate parties hereto on separate counterparts, each of which when executed shall be deemed an original, but all such counterparts taken together shall constitute one and the same instrument.

          6. Governing Law. THIS AMENDMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAW OF THE STATE OF NEW YORK.
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          IN WITNESS WHEREOF, the parties hereto have caused this First
Amendment to be executed by their respective officers or agents thereunto duly authorized as of the date first above written.

                           UNITED RESOURCES, INC., as Seller and as Servicer


                           By George P. Flemming
                                Its President


                           By Alan C. Jones
                                Its Vice President


                           UNITED GROCERS, INC., as Guarantor


                           By Alan C. Jones
                                Its President


                           By John W. White
                                Its Vice President


                           NATIONAL CONSUMER COOPERATIVE BANK,
                           as Buyer


                           By Judith E. Sandberg
                                Its Vice President


                           By Caroline Blakely
                                Its Senior Vice President

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